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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SITEL CORPORATION
Full Name of Registrant

Former Name if Applicable

7277 WORLD COMMUNICATIONS DRIVE
Address of Principal Executive Office (Street and Number)

OMAHA, NEBRASKA 68122
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SITEL Corporation (the Company) had previously announced that the Audit Committee of the Company’s Board of Directors was conducting a review into accounting errors and other irregularities at one of the Company’s foreign subsidiaries.  The Company had also announced that based on the preliminary results of that review the Company had determined that it expected to restate certain financial statements and therefore its previously filed interim and annual financial statements for the years ended December 31, 2000 through 2004 and the first three quarters of 2005 should no longer be relied upon.  In addition, the Company has determined that Management’s Report on Internal Control over Financial Reporting as of December 31, 2004 and the Report of KPMG, LLP, the Company’s independent registered public accounting firm, relating to the effectiveness of the Company’s internal controls over financial reporting and management’s assessment thereof as of December 31, 2004, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, should not be relied upon.  The Company has now completed its review with the assistance of independent outside counsel.

As a result of our restatement and thorough review of our prior year financial statements, the Company has identified technical errors in the filings of its US federal tax returns for fiscal years 2001 through 2003. We have requested private letter rulings from the Internal Revenue Service, which would permit the Company to correct the technical errors.  The Company expects to receive favorable rulings from the IRS.  However, there can be no assurance that the IRS will grant any such rulings or, if such rulings are granted, when they will be received.  If the requested rulings are not granted, the Company may be required to restate its previously issued financial statements for the fiscal years 2001 through 2004 and potentially for each of the three-month periods covered by the interim quarterly reports for the fiscal year 2005.  If the requested rulings are not granted, the Company estimates the total cash charge relating to this matter could be $9 million to $11 million.  An unfavorable ruling could also result in a higher effective tax rate on our U.S. earnings.

As a result of the ongoing restatement of the historical financial statements, the Company was unable to timely file with the Securities and Exchange Commission (the Commission) its Annual Report on Form 10-K for the year ended December 31, 2005 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.  In addition, the Company was unable to timely file with the Commission its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 and will be unable to file such Quarterly Report within the five-day extension period provided by Rule 12b-25(b).

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jorge A. Celaya Executive Vice President and Chief Financial Officer	(402)	963-6810
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	Annual Report on Form 10-K for the year ended December 31, 2005 Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The expected total earnings impact associated with the restatement of years 2000 through 2004 and the first three quarters of 2005 to correct the subsidiary’s accounting errors, including interest and penalties on unpaid taxes, is $8.8 million.  In April 2006, we received the benefit of new legislation that resulted in a $1.8 million reduction in the amount of interest and penalties we were required to pay for the unpaid taxes.

The Company announced preliminary financial results for the three and six-month periods ended June 30, 2006 in a press release dated August 9, 2006 that was furnished as Exhibit 99.1 to the Company’s Current Report on 8-K filed on August 10, 2006.  Please refer to that 8-K regarding preliminary changes in results of operations from the second quarter of 2005 which the Company anticipates will be reflected by the earnings statements to be included in the Company’s Quarterly Report on Form 10-Q for the three and six-month periods ended June 30, 2006.

SITEL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2006	By	/s/ Jorge A. Celaya
Jorge A. Celaya Executive Vice President and Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).